UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 11-K

☒       Annual Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

For the fiscal year ended December 31, 2015

OR

☐           Transition Report Pursuant to Section 15(d) of the Securities Exchange Act of 1934

Commission file number 1-7933

A.      Full title of the plan and the address of the plan, if different from that of the issuer named below:

Aon Savings Plan
200 E. Randolph Street
Chicago, IL 60601

B.        Name of issuer of the securities held pursuant to the plan and the address of its principal executive office:

Aon plc
8 Devonshire Square
London EC2M 4PL

S I G N A T U R E S

Pursuant to the requirements of the Securities Exchange Act of 1934, the Committee acting as Plan Administrator, has duly caused this annual report to be signed on its behalf by the undersigned hereunto duly authorized.

AON SAVINGS PLAN

BY THE COMMITTEE

/s/ Bob Lyter
Bob Lyter

Date:
June 27, 2016

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

AON SAVINGS PLAN

Years Ended December 31, 2015 and 2014

With Report of Independent Registered Public Accounting Firm

Employer Plan Identification #36-3051915

Plan #020

AON SAVINGS PLAN

FINANCIAL STATEMENTS AND SUPPLEMENTAL SCHEDULE

Years Ended December 31, 2015 and 2014

Report of Independent Registered Public Accounting Firm
The Retirement Plan Governance and Investment Committee
Aon Savings Plan
We have audited the accompanying statements of net assets available for benefits of the Aon Savings Plan (the Plan) as of December 31, 2015 and 2014, and the related statement of changes in net assets available for benefits for the years ended December 31, 2015 and 2014. These financial statements are the responsibility of the Plan's management. Our responsibility is to express an opinion on these financial statements based on our audits.
We conducted our audits in accordance with the standards of the Public Company Accounting Oversight Board (United States). Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. We were not engaged to perform an audit of the Plan's internal control over financial reporting. Our audits included consideration of internal control over financial reporting as a basis for designing audit procedures that are appropriate in the circumstances, but not for the purpose of expressing an opinion on the effectiveness of the Plan's internal control over financial reporting. Accordingly, we express no such opinion. An audit also includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements, assessing the accounting principles used and significant estimates made by management, and evaluating the overall financial statement presentation. We believe that our audits provide a reasonable basis for our opinion.
In our opinion, the financial statements referred to above present fairly, in all material respects, the net assets available for benefits of the Plan at December 31, 2015 and 2014, and the changes in its net assets available for benefits for the years ended December 31, 2015 and 2014, in conformity with U.S. generally accepted accounting principles.
The accompanying supplemental schedule of assets (held at end of year) as of December 31, 2015, has been subjected to audit procedures performed in conjunction with the audit of the Plan’s financial statements. The information in the supplemental schedule is the responsibility of the Plan’s management. Our audit procedures included determining whether the information reconciles to the financial statements or the underlying accounting and other records, as applicable, and performing procedures to test the completeness and accuracy of the information presented in the supplemental schedule. In forming our opinion on the information, we evaluated whether such information, including its form and content, is presented in conformity with the Department of Labor’s Rules and Regulations for Reporting and Disclosure under the Employee Retirement Income Security Act of 1974. In our opinion, the information is fairly stated, in all material respects, in relation to the financial statements as a whole.

/s/Ernst & Young LLP

Chicago, Illinois
June 27, 2016

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Net Assets Available for Benefits

(in Thousands)

	December 31
	2015	2014
Assets

Investments - fair value	$4,316,872	$4,349,582
Investments - contract value	501,473	480,989

Receivables:
Pending trade sales	1,349	344
Accrued interest and dividends	634	3
Notes receivable from participants	58,573	55,028
Total receivables	60,556	55,375

Liabilities:
Pending trade purchases	(1,450)	(491)
Accrued expenses	(2,040)	(577)
Total liabilities	(3,490)	(1,068)

Net assets available for benefits	$4,875,411	$4,884,878

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Statements of Changes in Net Assets Available for Benefits

(in Thousands)

	Year ended
	December 31
	2015	2014
Additions
Net investment income:
Net (depreciation) / appreciation in fair value of investments	$(51,544)	$279,797
Interest income and dividends	20,089	21,614
Aon plc dividends	2,648	2,227
Total net investment (loss) / income	(28,807)	303,638

Interest income on notes receivable from participants	2,231	2,517

Contributions:
Company	124,116	119,340
Participants	179,911	172,258
Rollovers	17,681	22,740
Total contributions	321,708	314,338

Total additions	295,132	620,493

Deductions:
Benefit payments	(296,514)	(314,611)
Management and administrative fees	(8,085)	(7,151)
Total deductions	(304,599)	(321,762)

Net (decrease) / increase in net assets available for benefits	(9,467)	298,731

Net assets available for benefits at beginning of year	4,884,878	4,586,147
Net assets available for benefits at end of year	$4,875,411	$4,884,878

See notes to financial statements.

Employer Plan Identification #36-3051915
Plan #020

AON SAVINGS PLAN

NOTES TO FINANCIAL STATEMENTS

Year Ended December 31, 2015

1.	Description of Plan

General

The Aon Savings Plan (the Plan) was authorized by the Board of Directors of Aon Corporation (herein referred to as Aon, the Company or the Plan Sponsor). It is a defined contribution plan with a salary deferral feature and an employee stock ownership (ESOP) feature. The Plan is subject to the provisions of the Employee Retirement Income Security Act of 1974, as amended (ERISA). In lieu of the requirements of Items 1-3 of Form 11-K, the financial statements of the Plan and the supplemental schedule have been prepared in accordance with the financial reporting requirements of ERISA and are presented herein.

Northern Trust Company (Northern Trust) serves as the Plan's trustee to administer the Plan's assets. Hewitt
Associates, LLC serves as the Plan's record-keeper.

Participants in the Aon plc Class A Ordinary Shares ESOP Fund (the ESOP Fund) have the option to reinvest dividends in additional shares of Aon plc Class A Ordinary Shares in the Plan or receive dividends in cash. Participants are allowed to immediately diversify any Company-matching contributions allocated to the ESOP Fund.

The following description of the Plan provides only general information. Participants of the Plan should refer to the Summary Plan Description for a more complete description of the Plan.
Eligibility and Participation

Permanent employees scheduled to work 20 or more hours per week are immediately eligible to participate. Permanent employees scheduled to work less than 20 hours per week and all temporary employees are eligible to participate after completing one year of service and attaining the age of 21. Employees are eligible for Company-matching contributions at the same time they are eligible to participate.

Contributions

Participant – Participant contributions are made by means of regular payroll deductions. All eligible employees may elect to contribute up to 50% of their compensation, as defined by the Plan, plus "catch-up" contributions.

Participant contributions are limited to amounts allowed by the Internal Revenue Service (IRS). Accordingly, the maximum participant contribution was $18,000 in 2015 and 17,500 in 2014. In addition to regular participant contributions, catch-up contributions of up to $6,000 for 2015 and 5,500 for 2014 were allowed for any participants who were age 50 or older during the Plan year.

New employees are automatically enrolled in the Plan at a 4% contribution rate after 30 days of service unless the election is waived. After participants have completed six months of service, their automatic enrollment contribution will increase by 1% each April until reaching 9% (up to 6% prior to July 1, 2014). Participants can change their deferral percentage or investment selections at any time.

For automatic enrollment, contributions to Plan accounts are automatically invested in the applicable Target Retirement Investment Portfolio (TRIP Options). TRIP Options are a premixed portfolio of investments based on the participant’s age. TRIP Options are managed with the goal of providing investors with an optimal level of return and risk based on a target retirement date (e.g., 2020, 2030, 2040 or 2050) and reach an ultimate allocation target post-retirement. Effective December 1, 2015, the TRIP Options were renamed the Target Date Portfolios and expanded to include additional options at 5 years increments (e.g., 2020, 2025 or 2030) as part of a comprehensive revision of investment options.

In addition to or in lieu of contributions on a pre-tax basis (i.e., Traditional 401(k) contributions, the Plan provides participants with the option to make Roth 401(k) contributions to the Plan. Roth contributions are made on an after-tax basis, and participants would then owe no further tax on these contributions or any potential appreciation and/or earnings after meeting applicable requirements. Total contributions, whether made on a pre-tax or after tax basis, are subject in total to the limits set by the IRS each year as described in the Contributions section of these financial statements.

Company – For 2015 and 2014, the Company contributed an amount equal to 100% of the first 6% of a participant’s compensation that a participant contributes to the Plan. These contributions are made concurrent with participant contributions. The Company may make a further discretionary contribution as determined by the Company’s Board of Directors. There were no discretionary contributions in 2015 or 2014. Effective January 1, 2016, certain changes were made to the Company contributions. See Subsequent Events note for further information.

Investment Options

Both participant and Company contributions to the Plan will be invested in any of the various investment alternatives offered by the Plan in any whole percentages as directed by the participant. Additionally, a brokerage account is offered, whereby participants can invest up to 50% of their account in various stock, mutual funds and other investments.

Participant Accounts

Each participant’s account is credited with the participant’s contribution and allocations of (a) the Company’s contributions and (b) Plan earnings (losses). The benefit to which a participant is entitled is the benefit that can be provided from the participant’s account.

Vesting

Participants are fully vested in their contributions plus actual earnings of the Plan. Participants become 100% vested in the employer contributions (including amounts in the Aon Retirement Account) after five years of Plan service, according to a graded vesting schedule. All contributions made after January 1, 2012, are 100% vested immediately.

Forfeitures

Forfeitures of $46 thousand for 2015 and $271 thousand for 2014 were used to provide partial funding for Company contributions and to pay other expenses of the Plan.

Benefit Payments

Upon retirement or termination of service, a participant will receive a lump-sum payment equal to the participant’s vested balance. The participant may elect to receive this payment directly or to be rolled into another plan or individual retirement account (IRA). The Plan has a force out for balances less than $5,000. There are two options for distribution. Balances up to $1,000 are a direct payment and balances of $1,000 to $5,000 get a rollover. Otherwise, a participant may leave their balances in the Plan. Vested amounts of the ESOP may be received in cash or Aon plc Class A Ordinary Shares. There are other distribution options based on various age, service and account balance parameters.

Plan Termination

Although it has not expressed any intent to do so, the Company has the right under the Plan to discontinue its contributions at any time and to terminate the Plan subject to the provisions of ERISA. In the event of Plan termination, participants will become 100% vested in their accounts.

Participant Loans

Under the loan provision of the Plan, each participant is permitted one loan in a twelve-month period, and the outstanding balance of all loans made to a participant may not exceed the lesser of $50,000 or 50% of the vested portion of the participant’s account, excluding the Aon Retirement Account portion of the account. Roth and brokerage account balance can be used to determine the 50% threshold but are unable to be included in the amount of the loan. The interest rate for each loan is equal to 1% plus the prime rate as quoted in The Wall Street Journal for the last day of the month preceding the loan request. Loans are made for a period of up to five years, except for residential loans that have a fixed repayment period of up to fifteen years.

2.	Significant Accounting Policies

Basis of Accounting

The financial statements of the Plan are prepared in accordance with U.S. Generally Accepted Accounting Principles (US GAAP).

Investment Valuation and Income Recognition

Investments held by the Plan (except for the synthetic investment contracts (SICs)) are stated at fair value. Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (an exit price).

The plan sponsor maintains proper oversight of the Plan through the Retirement Plan Governance and Investment Committee (RPGIC). The RPGIC is responsible for determining the Plan’s valuation policies and analyzing information provided by the investment custodians and issuers that is used to determine the fair value of the Plan’s investments.

In conformity with Accounting Standards Codification (ASC) 820, Fair Value Measurement, assets and liabilities measured at fair value are categorized into the fair value hierarchy. See Note 3 for further description and disclosures related to fair value measurements.

Purchases and sales of securities are recorded on a trade-date basis. Interest income is recorded as earned and realized or realizable. Dividends are recorded on the ex-dividend date. Net (depreciation) appreciation includes the Plan’s gains and losses on investments bought and sold as well as held during the year.

Reporting of Investment Contracts

The Plan invests in SICs with Voya Financial Inc., Metropolitan Life Insurance Company (MetLife) and Prudential Insurance Company of America. SICs are wrap contracts paired with an underlying investment or investments, usually a portfolio, owned by the Plan, of high-quality, intermediate-term fixed income securities. The Plan purchases a wrapper contract from a financial services institution. SICs credit a stated interest rate for a specified period of time. Investment gains and losses are amortized over the expected duration through the calculation of the interest rate applicable to the Plan on a prospective basis. SICs provide for a variable crediting rate, which typically resets at least quarterly, and the issuer of the wrap contract provides assurance that future adjustments to the crediting rate cannot result in a crediting rate less than zero. The crediting rate is primarily based on the current yield to maturity of the covered investments, plus or minus amortization of the difference between the market value and contract value of the covered investments over the duration of the covered investments at the time of computation. The crediting rate is most impacted by the change in the annual effective yield to maturity of the underlying securities, but it is also affected by the difference between the contract value and the market value of the covered investments. This difference is amortized over the duration of the covered investments. Depending on the change in duration from reset period to reset period, the magnitude of the impact to the crediting rate of the contract to market difference is heightened or lessened. The crediting rate can be adjusted periodically and is usually adjusted either monthly or quarterly, but in no event is the crediting rate less than zero.

Certain events limit the ability of the Plan to transact at contract value with the insurance company and the financial institution issuer. Such events include the following: (1) amendments to the Plan documents (including complete or partial Plan termination or merger with another plan), (2) changes to the Plan’s prohibition on competing investment options or deletion of equity wash provisions, (3) bankruptcy of the Plan Sponsor or other Plan Sponsor events (e.g., divestitures or spin-offs of a subsidiary) that cause a significant withdrawal from the Plan or (4) the failure of the trust to qualify for exemption from federal income taxes or any required prohibited transaction exemption under ERISA. The Plan administrator does not believe that the occurrence of any such value event, which would limit the Plan’s ability to transact at contract value with participants, is probable.

The SIC does not permit Voya Financial Inc., MetLife or Prudential Insurance Company of America to terminate the agreement prior to the scheduled maturity date. However, the SICs generally impose conditions on both the Plan and the issuer. If an event of default occurs and is not cured, the non-defaulting party may terminate the contract. The following may cause the Plan to be in default: (1) a breach of material obligation under the contract, (2) a material misrepresentation or (3) a material amendment to the Plan agreement. The issuer may be in default if it breaches a material obligation under the investment contract, makes a material misrepresentation, has a decline in its long-term credit rating below a threshold set forth in the contract, or is acquired or reorganized and the successor issuer does not satisfy the investment or credit guidelines applicable to issuers. If, in the event of default of an issuer, the Plan were unable to obtain a replacement investment contract, the Plan may experience losses if the value of the Plan’s assets no longer covered by the contract value is below contract value.

The Plan may seek to add additional issuers over time to diversify the Plan’s exposure to such risk, but there is no assurance that the plan may be able to do so. The combination of the default of an issuer and an inability to obtain a replacement agreement could render the Plan unable to achieve its objective of maintaining a stable contract value. The terms of an investment contract generally provide for settlement of payments only upon termination of the contract or total liquidation of the covered investments. Generally, payments will be made pro rata based on the percentage of investments covered by each issuer. Contract termination occurs whenever the contract value or market value of the covered investments reaches zero or upon certain events of default. If the contract terminates due to issuer default (other than a default occurring because of a decline in its rating), the issuer will generally be required to pay to the Plan the excess, if any, of contract value over market value on the date of termination. If the SICs terminate due to a decline in the ratings of the issuer, the issuer may be required to pay to the Plan the cost of acquiring a replacement contract within the meaning of the contract. If the contract terminates when the market value equals zero, the issuer will pay the excess of contract value over market value to the Plan to the extent necessary for the Plan to satisfy outstanding contract value withdrawal requests. Contract termination also may occur by either party upon election and notice.

Certain separate account contracts permit the fund or the issuer to elect to terminate the contract, with the fund having the right to elect to receive either market value, convert the contract to a GIC or make an amortization election. In addition, if the fund defaults in its obligations under the separate account contract, the issuer may terminate, and the fund will receive market value.

Notes Receivable from Participants

Notes receivable from participants represent participant loans that are recorded at their unpaid principal balance plus any accrued but unpaid interest. Interest income on notes receivable from participants is recorded when it is earned. No allowance for credit losses has been recorded as of December 31, 2015 or 2014. If a participant ceases to make loan repayments and the plan administrator deems the participant loan to be a distribution, the participant loan balance is reduced, and a benefit payment is recorded.

Recent Accounting Pronouncement

In July 2015, the FASB issued ASU 2015-12, Plan Accounting: Defined Benefit Pension Plans (Topic 960), Defined Contribution Pension Plans (Topic 962), Health and Welfare Benefit Plans (Topic 965): (Part I) Fully Benefit-Responsive Investment Contracts, (Part II) Plan Investment Disclosures, (Part III) Measurement Date Practical Expedient. Part I eliminates the requirements to measure the fair value of fully benefit-responsive investment contracts and provide certain disclosures. Contract value is the only required measure for fully benefit-responsive investment contracts. Part II eliminates the requirements to disclose individual investments that represent 5 percent or more of net assets available for benefits and the net appreciation or depreciation in fair value of investments by general type. Part II also simplifies the level of aggregation of investments that are measured using fair value. Plans will continue to disaggregate investments that are measured using fair value by general type; however, plans are no longer required to also disaggregate investments by nature, characteristics and risks. Further, the disclosure of information about fair value measurements shall be provided by general type of plan asset. Part III is not applicable to the Plan. The ASU is effective for fiscal years beginning after December 15, 2015, with early adoption permitted. Parts I and II are to be applied retrospectively. Management has elected to adopt Parts I and II of ASU 2015-12 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented.

In May 2015, the Financial Accounting Standards Board ("FASB") issued ASU 2015-07, Disclosures for Investments in Certain Entities that Calculate Net Assets Value per Share (or Its Equivalent). ASU 2015-07 removes the requirement to categorize within the fair value hierarchy all investments for which fair value is measured using the net asset value per share practical expedient. It also removes the requirement to make certain disclosures for all investments that are eligible to be measured at fair value using the net asset value per share practical expedient. Rather, those disclosures are limited to investments for which the entity has elected to measure the fair value using that practical expedient. ASU 2015-07 will be effective for the Plan for fiscal years beginning after December 15, 2016, with early adoption permitted, and will be applied retrospectively. Management has elected to adopt ASU 2015-07 effective with the December 31, 2015 financial statements, with retrospective application to all periods presented.

Administrative Expenses

Some administrative expenses of the Plan, including expenses of the Trustee, are paid from the Plan assets, except to the extent that the Company, at its discretion, may decide to pay such expenses or is limited to do so by Department of Labor or other applicable regulations. The Company paid $653 thousand of Plan expenses in 2015 and $624 thousand in 2014.

Use of Estimates

The preparation of the financial statements in conformity with U.S. GAAP requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

3.	Fair Value Measurements

Fair value is defined as the price that would be received to sell an asset or paid to transfer a liability in an orderly transaction between market participants at the measurement date (i.e., an exit price). The fair value hierarchy prioritizes the inputs to valuation techniques used to measure fair value. The hierarchy gives the highest priority to unadjusted quoted prices in active markets for identical assets and liabilities (Level 1) and the lowest priority to unobservable inputs (Level 3). The three levels of the fair value hierarchy are described below:

Level 1 – Unadjusted quoted prices in active markets that are accessible to the reporting entity at the measurement date for identical assets and liabilities.
Level 2 – Inputs other than quoted prices in active markets for identical assets and liabilities that are observable either directly or indirectly for substantially the full term of the asset or liability. Level 2 inputs include the following:

•	Quoted prices for similar assets and liabilities in active markets

•	Quoted prices for identical or similar assets or liabilities in markets that are not active

•	Observable inputs other than quoted prices that are used in the valuation of the asset or liabilities (e.g., interest rate and yield curve quotes at commonly quoted intervals)

•	Inputs that are derived principally from or corroborated by observable market data by correlation or other means
Level 3 – Unobservable inputs for the asset or liability (i.e., supported by little or no market activity). Level 3 inputs include management’s own assumption about the assumptions that market participants would use in pricing the asset or liability (including assumptions about risk).
The level in the fair value hierarchy within which the fair value measurement is classified is determined based on the lowest level of input that is significant to the fair value measure in its entirety.

Following is a description of the valuation techniques and inputs used for each general type of assets measured at fair value by the Plan.

Common stock and mutual funds: consist of domestic and international equity securities and mutual funds. The company reviews the listing in the portfolio and agrees the closing stock prices on a national securities exchange.

Preferred stock / other equities: valued at representative quoted market prices.

REITs: consist of publicly traded real estate investment trusts ("REITs") and direct real estate investments. REITs are valued using the closing stock price on a national security exchange.

Short term investment funds: consist of cash, institutional short-term investment funds, and money market funds. The company reviews the short-term investment funds to obtain reasonable assurance that the fund net asset value is $1 per share.

Common collective trusts: valued at the net asset value (NAV) provided by the administrator of the fund. The NAV is based on the underlying assets owned by the fund, minus its liabilities, and then divided by the number of shares outstanding. These funds are primarily invested in publicly traded common stocks and bonds. Participant-directed and Plan redemptions have no restrictions.

	Investments at fair value
	as of December 31, 2015
	Level 1	Level 2	Level 3	Total
	(In Thousands)
Investments:

Common stock	$914,336	$—	$—	$914,336
Mutual funds	2,525,331	—	—	2,525,331
Preferred stock / other equities	—	2,789	—	2,789
REITS	180,245	—	—	180,245
Short term investment funds	18,003	—	—	18,003
Self directed brokerage account	32,558	17,924	—	50,482
	$3,670,473	$20,713	$—	$3,691,186
Common collective trusts				$625,686
				$4,316,872

	Investments at fair value
	as of December 31, 2014
	Level 1	Level 2	Level 3	Total
	(in Thousands)
Investments:

Common stock	$989,084	$—	$—	$989,084
Mutual funds	2,526,387	—	—	2,526,387
Preferred stock / other equities	—	741	—	741
REITS	104,270	—	—	104,270
Short term investment funds	16,312	—	—	16,312
Self directed brokerage account	31,351	17,720	—	49,071
	$3,667,404	$18,461	$—	$3,685,865
Common collective trusts				$663,717
				$4,349,582

4.	Income Taxes

The Plan has received a determination letter from the IRS dated September 16, 2013, stating that the Plan is qualified under Section 401(a) of the Internal Revenue Code (the Code) and therefore, the related trust is exempt from taxation. Subsequent to this determination by the IRS, the Plan was amended and restated. Once qualified, the Plan is required to operate in conformity with the Code to maintain its qualified status. The plan administrator believes the Plan is being operated in compliance with the applicable requirements of the Code and therefore, believes the Plan, as amended and restated, is qualified and the related trust is tax-exempt.

U.S. GAAP requires Plan management to evaluate uncertain tax positions taken by the Plan. The financial statement effects of a tax position are recognized when the position is more likely than not, based on technical merits, to be sustained upon examination by the IRS. The Plan administrator has analyzed the tax positions taken by the Plan and has concluded that as of December 31, 2015, there are no uncertain positions taken or expected to be taken. The Plan has recognized no interest or penalties related to uncertain tax positions. The Plan is subject to routine audits by taxing jurisdictions; however, there are currently no audits for any tax periods in progress. The Plan administrator believes the Plan is no longer subject to income tax examinations for years prior to 2012.

5.	Risks and Uncertainties
The Plan invests in various investment securities. Investment securities are exposed to various risks such as interest rate, market, and credit risks. Due to the level of risk associated with certain investment securities, it is at least reasonably possible that changes in the values of investment securities will occur in the near term and that such changes could materially affect participants’ account balances and the amounts reported in the statements of net assets available for benefits.

6.	Related Party Transactions

The Plan invests in the Class A Ordinary Shares of Aon plc and during 2015 and 2014, the Plan held investments managed by the Trustee. In addition, the Plan uses Hewitt Associates, LLC as the record-keeper. These transactions qualify as party-in-interest transactions; however, they are exempt from prohibited transaction rules under ERISA.

7.	Reconciliation of Financial Statements to the Form 5500

The following is a reconciliation of net assets available for benefits per the financial statements as of December 31, 2015 and 2014 to the Form 5500:

	2015	2014
	(in Thousands)
Net assets available for benefits per the financial statements	$4,875,411	$4,884,878
Add: adjustment from contract value to fair value for investment contracts held in the common collective trust fund and SICs	1,084	4,632
Net assets available for benefits per the Form 5500	$4,876,495	$4,889,510

	2015	2014
	(in Thousands)
Net (depreciation) / appreciation in fair value of investments per the financial statements	$(51,544)	$279,797
Add: adjustment from fair value to contract value for fully benefit-responsive investment contracts at year-end	1,084	4,632
Less: adjustment from fair value to contract value for fully benefit-responsive investment contracts at prior year	$(4,632)	$(3,075)
Net gain / (loss) per the Form 5500	$(55,092)	$281,354

8.	Subsequent Events

Management evaluated subsequent events for the Plan through June 27, 2016, the date the financial statements were available to be issued.

Effective January 1, 2016, the following changes were made to the Company's contribution to the Plan:

•
Eligibility for matching contribution for permanent employees scheduled to work more than 20 hours per week was changed to be the January 1 or July 1 after completing one year of service, attaining age 21 and having 1,000 hours of service in the initial anniversary period or 1,000 hours of service in concurrent and subsequent calendar years. The eligibility for permanent employees scheduled to work less than 20 hours per week and all temporary employees to participate and for Company matching contribution was also changed to be the January 1 or July 1 after completing one year of service, attaining age 21 and having 1,000 hours of service in the initial anniversary period or 1,000 hours of service in concurrent and subsequent calendar years.

•	The initial automatic enrollment rate was changed to 3%.

•
The Company matching contribution was changed to provide an amount equal to 100% of the first 1% of a participant’s compensation that a participant contributes to the Plan and 50% of the next 6%. In addition, participants eligible for Company matching contributions will also receive a separate non-elective Retirement Account Contributions (RAC) of 2.5% of compensation if they are active on the last day of the year, regardless of employee contributions.

•
All company contributions, matching and RAC, made to the accounts of employees active as of December 31, 2015, will be 100% vested. Company contributions, matching and RAC, made to the accounts of employees hired after January 1, 2016, will become 100% vested after 2 years of Plan service.

Employer Plan Identification #36-3051915
Plan #020
AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Common Stock
Dropbox Inc Cl A Com Stk - Trowe Price Only	$461
Adr Astrazeneca Plc Sponsored Adr Uk	1,192
Adt Corp Com	3,127
Alexion Pharmaceuticals Inc Com	6,238
Allergan Plc.	8,883
Alphabet Inc Cap Stk Cl A Cap Stk Cl A	14,782
Alphabet Inc Cap Stk Cl C Cap Stk Cl C	20,021
Amazon Com Inc Com	20,547
American Airlines Inc Com Usd1	4,938
American Express Co	6,211
American Tower Corp	3,752
Anthem Inc Com	6,693
Apache Corp Com	5,394
Apple Inc Com Stk	5,958
Autozone Inc Com	3,264
Baker Hughes Inc Com	7,402
Bank New York Mellon Corp Com Stk	10,676
Bank Of America Corp	14,502
Bb&T Corp Com	4,794
Biogen Inc Common Stock	2,301
Biomarin Pharmaceutical Inc Com Isin Ch0008107010	1,393
Blackrock Inc Com Stk	715
Boeing Co Com	4,685
Borg Warner Inc Com	1,928
Bristol Myers Squibb Co Com	3,288
Canadian Pac Ry Ltd Com Npv	2,310
Cap 1 Fncl Com	16,941
Carmax Inc Com	1,819
Celgene Corp Com	4,407
Chipotle Mexican Grill Inc Com Stk	1,919
Cigna Corporation	11,355
Cisco Systems Inc	8,179
Coach Inc Com	2,618
Comcast Corp New-Cl A	11,609
Concho Res Inc Com Stk	2,396
Corning Inc Com	4,773
Costco Wholesale Corp New Com	888
Crown Castle Intl Corp New Com	2,075
Cvs Health Corp Com	2,073
Danaher Corp Com	11,499
Delphi Automotive Plc	1,106
Dish Network Corp Cl A Com Stk	2,973
Ebay Inc Com Usd 0.001	464
Emc Corp Com	10,973
Express Scripts Hldg Co Com	10,140
Facebook Inc Cl A Cl A	8,258
Fedex Corp Com	10,221
Fiserv Inc Com	2,030
Gilead Sciences Inc	3,843
Goldman Sachs Group Inc Com	9,606

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Hanesbrands Inc Com Stk	2,843
Hewlett Packard Enterprise Co Com	9,881
Hilton Worldwide Hldgs Inc Com	1,168
Home Depot Inc Com	1,428
Hp Inc Com	7,401
Humana Inc Com	2,446
Ihs Inc Com Cl A Com Cl A	343
Illumina Inc Com	960
Incyte Corp Com	2,169
Intercontinental Exchange Inc Com	2,896
Intuitive Surgical Inc Com New Stk	4,233
Jpmorgan Chase & Co Com	8,485
Las Vegas Sands Corp Com Stk	1,144
Liberty Interactive Corporation Qvc Group Ser A	2,832
Linkedin Corp Cl A	2,904
Lowes Cos Inc Com	3,764
Marriott Intl Inc New Com Stk Cl A	1,884
Mastercard Inc Cl A	7,867
Mckesson Corp	3,530
Merck & Co Inc New Com	6,053
Metlife Inc Com Stk Usd 0.01	6,518
Mgm Resorts International Com	3,219
Microsoft Corp Com	26,786
Morgan Stanley Com Stk Usd 0.01	2,981
National Oilwell Varco Com Stk	3,329
Netapp Inc Com Stk	4,136
Netflix Inc Com Stk	1,034
Nike Inc Cl B	3,225
Palo Alto Networks Inc Com Usd 0.0001	1,233
Paypal Hldgs Inc Com	1,347
Pvtpl T Rowe Price Wework Co Inc. Cl A Com Stk	30
Regeneron Pharmaceuticals Inc Com	2,823
Roper Technologies, Inc	3,132
Ross Stores Inc Com	1,969
Royal Caribbean Cruises Com Stk	1,963
Salesforce Com Inc Com Stk	3,089
Schlumberger Ltd Com Com	11,976
Schwab Charles Corp Com New	16,037
Servicenow Inc Com Usd 0.001	1,688
Sprint Corp Com Ser 1 Com Ser 1	2,969
Starbucks Corp Com	2,323
State Str Corp Com	1,725
Symantec Corp Com	8,652
Target Corp Com Stk	3,703
TD Ameritrade Hldg Corp Com Stk	1,416
Te Connectivity Ltd	6,385
Tesla Mtrs Inc Com	3,343
The Priceline Group Inc	13,706
Thermo Fisher Corp	1,262
Time Warner Cable Inc Com	16,608
Time Warner Inc Usd 0.01	11,373

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
T-Mobile Us Inc Com	192
Tractor Supply Co Com	2,551
Twenty-First Centy Fox Inc Cl A Cl A	6,122
Twenty-First Centy Fox Inc Cl B Cl B	1,261
Tyco International Plc Eur 1.00	3,362
United Contl Hldgs Inc Com Stk	1,627
Unitedhealth Group Inc Com	11,421
Vertex Pharmaceuticals Inc Com	2,529
Visa Inc Com Cl A Stk	7,918
Vmware Inc Cl A Com Cl A Com	1,539
Walgreens Boots Alliance Inc Com	3,227
Wal-Mart Stores Inc Com	8,962
Walt Disney Co	4,434
Wells Fargo & Co New Com Stk	18,312
Reorg/Ferrari N V Mandatory Exchange Ferrari N V 221Ua41 01-04-2016	705
Adr Aegon N V Ny Registry Shs Shs	2,836
Adr Alibaba Group Hldg Ltd-Sp A	2,472
Adr Asml Hldg Nv Ny Reg 2012 (Post Rev Split)	772
Adr Novartis Ag	12,743
Adr Roche Hldg Ltd Sponsored Adr Isin #Us771195104	9,197
Medtronic Plc Common Stock	2,661
Mobileye Nv Eur 0.01	1,784
Sanofi Sponsored Adr	10,404
Tencent Hldgs Limited Common Stock	3,703
Valeant Pharmaceuticals International Inc Common Stock	3,131
Akamai Technologies Inc Com Stk	1,389
* Aon Plc Class A Ordinary Shares	209,873
Ashland Inc New Com	1,715
Cadence Design Sys Inc Com	1,401
Celanese Corp Del Com Ser A Stk	4,262
Flowserve Corp Com	1,224
Harley Davidson Com Usd 0.01	1,716
Huron Consulting Group Inc Com Stk	41
Juniper Networks Inc Com	638
Martin Marietta Matls Inc Com	1,257
Maxim Integrated Prods Inc Com	3,937
Netsuite Inc Com Stk	1,176
News Corp New Cl A Cl A	413
Now Inc Com	217
Synopsys Inc Com	3,193
Verisign Inc Com	2,568
Wabtec Corp Com	1,977
Weatherford International Ltd (Ie) Usd 0.001	1,643
Total Common Stock	$914,336

*Indicates party-in-interest not prohibited by ERISA

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)
Mutual Funds
MFO Blackrock Msci Acwi Ex Us Imi Index Nl Fund M	$7,015
MFO Aon Emerging Markets Unit L	10,750
MFO Aon International Ex-Us Unit F	360,328
MFO Aon International Unit E	466,056
MFO Aon Large Cap Growth Unit C	1,009,890
MFO Vanguard Horizon Fds Cap Opportunityfd Admiral Shs	157,525
MFO Aon Small Cap Unit D	209,645
MFO Aon Small/Mid Company Index Unit X	304,122
Total Mutual Funds	$2,525,331

Preferred Stock / Other Equities
Airbnb Inc Series D Cvt Pfd	$407
Pvtpl Flipkart	70
Pvtpl Flipkart Ltd	62
Pvtpl Flipkart Ltd	21
Pvtpl Flipkart Ltd	38
Pvtpl Airbnb Inc Ser E Cvt Pfd Stk	316
Pvtpl Flipkart Limited Series G	334
Pvtpl Flipkart	359
Pvtpl T Rowe Price Wework Co Inc. Sere Cvt Pfd Stk	267
Pvtpl Uber Technologies Inc Ser G Cvtpfd Stk	588
Pvtpl Xiaoju Kuaizhi Inc - Ser A-17 Cvt Pfd Stk	327
Total Preferred Stock / Other Equities	$2,789

Morgan Stanley Global Real Estate Fund
MFO Aon Real Estate Unit K	$180,245
Total REIT	$180,245

Short Term Investment Fund
MFB Ni Treasury Money Market Fund	$10,386
United States Dollar	7,617
Total Short Term Investment Fund	$18,003

Self Directed Brokerage Account
Aon SDA Asset	$50,482
Total Self Directed Brokerage Account	$50,482

Common Collective Trusts
MFO Aon Commodities Unit G	$28,532
MFO Aon High Yield Unit J	125,060
MFO Aon Intermediate Bond Unit B	394,726
MFO Aon Stable Tips Unit H	59,222
MFO Blackrock Us Debt Index Non Lendablefund F	18,146
Total Common Collective Trusts	$625,686

AON SAVINGS PLAN
Schedule H, Line 4i - Schedule of Assets (Held at End of Year)
December 31, 2015
(continued)

Current Value
Identity of Issue, Borrower, Lessor or Similar Party	(in Thousands)

Stable Value Fund
Collective Short Term Investment Fund	$36,510
Synthetic Investment Contracts:
Metropolitan Life 32632	167,879
Prudential GA-62389	207,775
Voya MCA-60406	89,309
Total Stable Value Fund	$501,473

* Participant Loans (4.25%)	$58,573

Total Investments at Fair Value	$4,876,918

*Indicates party-in-interest not prohibited by ERISA